CYBRA Corporation
One Executive Boulevard
Yonkers, New York 10701

Mr. Craig Wilson
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

August 21, 2009

Re:	CYBRA Corporation
Form 10-K for the fiscal year ended December 31, 2008
Filed April 2, 2009
File No. 000-52624

Dear Mr. Wilson:

We are responding to your comment letter dated July 2, 2009, regarding our Annual Report on Form 10-K for the year ended December 31, 2008.  We sincerely appreciate the SEC’s interest in assisting us in providing more transparency in our financial statement disclosures.

Set forth below are our responses to your comment letter. For your convenience, the number and comment (in bold) before each response correspond to the item numbers and related comments from your comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A(T).  Controls and Procedures

Internal Controls Over Financial Reporting, page 27

1.	Please amend to provide the disclosures required by Item 308(T)(a)(1), (2), and (4) of Regulation S-K.

Response

We recognize that we did not respond fully to the requirements of Item 308(T)(a)(1), (2) and (4) of Regulation S-K as required by Item 9A(T) of Form 10-K.  Accordingly, we revise Item 9A(T) to read, in part, as follows:

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Under the supervision and with the participation of our management, including our Chief Executive Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as set forth in Internal Control – Integrated Framework.  Based on our evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2008 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with GAAP.

This annual report does not include an attestation report of our registered public accounting firm regarding our internal control over financial reporting. Our management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.

Changes in Internal Control Over Financial Reporting, page 27

2.
We note your disclosure that there were no changes in internal control over financial reporting during the period covered by this report.  Please amend to disclose any change in internal control over financial reporting that occurred during the last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.  Refer to Item 308(T)(b) of Regulation S-K.

Response

We recognize that we did not respond accurately to the requirements of Item 308(T)(b) of Regulation S-K as required by Item 9A(T) of Form 10-K.  Accordingly, we revise Item 9A(T) to read, in part, as follows:

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation performed that occurred during our last fiscal quarter ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 8.  Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

3.
We note your disclosure on page F-7 regarding the company’s working capital deficit, net losses, and that company does not have the resources to pay the 8% Convertible Debentures, and it is unlikely that it will be able to generate adequate cash from its operations to pay the debentures when they become due.  Please explain to us how KBL, LLP was able to conclude that an explanatory paragraph was not necessary to address any substantial doubt regarding the company’s ability to continue as a going concern for a reasonable period of time.  Please refer to the guidance in AU 341, “The Auditor’s Consideration of an Entity’s Ability to Continue as a Going Concern.”

Response

Management provided KBL, LLP (“KBL”) with projections of cash flows that demonstrated that the company would be operating at a cash flow breakeven for at least the duration of 2009. KBL requested and had available actual current first quarter 2009 sales and other P&L related information, including data related to planned reductions in payroll and research and development expenses. In addition, we understand that KBL reviewed our projections, including our projected sales for 2009, against historical information in the audited financial statements for the year ended December 31, 2008 as a basis to assess whether we indeed might expect to breakeven on a cash flow basis. The conclusion drawn that we would breakeven on a cash flow basis is borne out by our results as reported in our Quarterly Report on Form 10-Q for the second quarter ended June 30, 2009, filed on August 19, 2009.  The June 30, 2009 10-Q indicates in the statement of cash flows a marginal positive cash flow both from operating activities and in total, corroborating our assertion that we would be able to continue in existence for the foreseeable future.

Furthermore, we believe that the holders of the defaulted debentures (with two exceptions) are amenable to either extending the term of their debentures or exchanging them for preferred stock, and we provided evidence to KBL, with the aid of our outside counsel, corroborating that fact. At the time we filed our Form 10-K on April 2, 2009, approximately 23 of the 27 debenture holders had provided us oral or written confirmations of their intent either to extend the term of their debentures or to exchange them for preferred stock.  Subsequently, two additional debenture holders have agreed to accept one of our proposals.

The two debenture holders who have thus far refused to accept our proposal hold debentures in the total principal amount of $200,000 and have indicated a willingness to settle their claims on terms other than those proposed or to sell their debentures to third parties. We are proceeding with settlement negotiations with those holders.

Accordingly, while we believed it was necessary to fully disclose in accordance with SOP 94-6, Disclosure of Certain Significant Risks and Uncertainties, all of the near-term risks associated with our possible vulnerability to any legal action that could occur in the event our settlement negotiations were not successful, we were able to provide evidence, with the aid of our outside counsel, that while such event was a possibility it was not likely to  occur and, therefore, default, in general, would not rise to substantial doubt of our ability to continue as a going concern for a reasonable period of time (as defined in AU 341).

Notes to Financial Statements

Note 1.  Nature of Operations and Financial Status of Company, page F-7

4.
We note your disclosure of several events and conditions that appear to raise substantial doubt about the company’s ability to continue as a going concern.  Please tell us how you considered disclosure to clearly indicate that there is substantial doubt about the company’s ability to continue as a going concern.  If you believe that mitigating factors and conditions sufficiently alleviate this concern, tell us how you considered disclosure of this conclusion.  Refer to FRC 607.02.

Response

As fully discussed in our response to Comment 3, we did not believe at the time, nor do we currently believe, that however difficult the conditions appear on the surface with respect to our default on the debentures, there is substantial doubt as to our ability to continue as a going concern. Accordingly, we believe that while substantial doubt is mitigated by the factors enumerated below, any discussion of our plans that would be required under FRC 607.02 would be inappropriate under the circumstances. However, we did disclose, in accordance with SOP 94-6, our vulnerability to the possibility of bankruptcy should our settlement negotiations be unsuccessful. While the threat of such drastic consequences is real from a legal standpoint requiring such disclosure, we did not believe, based on the progress of settlement negotiations, that most of the debenture holders believed that it would be in their best interest to attempt to force repayment and ultimately cause us to seek bankruptcy protection. For those debenture holders from whom we did not receive positive feedback and who would pose a threat of legal action, we believed that the amount owed was manageable and would not cause us to have to cease operations in a reasonable period of time.

Note 6.  Income Taxes, page F-15

5.
We note that you have a full valuation allowance for deferred tax assets at December 31, 2008.  Please provide us with your analysis, including how you considered positive and negative evidence, supporting your conclusion that your deferred tax assets at December 31, 2007 were more likely than not realizable.  Refer to paragraphs 20 - 25 of SFAS 109.

Response

In 2004, Wal-Mart mandated all their suppliers to put RFID labels on pallets and cartons shipped to Wal-Mart distribution centers.  Many of our customers approached us to develop technology for the IBM System i computer to enable them to comply with the Wal-Mart mandate.  We created our EdgeMagic® software primarily with the Wal-Mart mandate in mind.  At the time we filed our 2007 Annual Report on Form 10-K, we were in the process of releasing our new software, EdgeMagic®.  This software allows users to create, verify and read RFID labels for their products.

Before we had even completed development of our product, we had 12 customers express interest in purchasing EdgeMagic.  With Wal-Mart having over 20,000 suppliers, we believed that we would build a significant customer base.  At the time, Wal-Mart’s subsidiary Sam’s Club also issued mandates for RFID compliance to its suppliers.  In 2008, Wal-Mart began delaying the mandate partly due to the global economic crisis as well as the complexity of implementing this new and complex technology.  Once the requirement was delayed, our customers placed their potential purchases of RFID technology on hold.

When we filed our 2007 Form 10-K, our sales projections looked very promising for 2008. We were confident that we would realize our deferred tax asset. Due to market conditions, however, many orders were cancelled and others never materialized.  Accordingly, in light of this change of circumstances, we took a full valuation for deferred tax assets as of December 31, 2008.

Exhibits 31.1 and 31.2

6.
We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  We note similar disclosure in the certifications on the company’s Form 10-Q for the quarter ended March 31, 2009.  The identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.  Please amend accordingly.

Response

We have revised the certifications filed with our Form 10-Q for the quarter ended June 30, 2009, which was filed on August 19, 2009, to delete the reference to the certifying individual’s title. We will continue to omit the reference to the certifying individual’s title on the certificates filed with all future filings.

*          *          *          *          *

After reviewing the staff’s comments on our 2008 Form 10-K, we appreciate and find merit with the staff comments on the filing.  We will follow the staff’s guidance with respect to these disclosure items in our future periodic reports.

We are responsible for the adequacy and accuracy of the disclosure in the filing. We understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We further understand that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require further clarification or have any additional questions or comments concerning this letter, please contact me at (914) 963-6600.

Sincerely yours,
/s/ Harold Brand

Harold Brand
Chief Executive Officer

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